Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

In April 2019, Tata Motors domestic sales continued to be under pressure due to low market sentiments

Mumbai, May 2, 2019: Tata Motors Commercial and Passenger Vehicles Business sales in the domestic market in April 2019 at 42,577 units witnessed a drop of 20%, as against 53,511 units sold in April 2018, as weak consumer sentiments continued.

Domestic - Commercial Vehicles

Tata Motors Commercial Vehicles (CV) Business sales in the domestic market in April 2019, at 29,883 units registered a drop of 18% compared to 36,276 units sold last April as the sentiments among transporters continue to be weak. The postponement of demand due to general elections have also impacted CV sales.

The M&HCV sales in the domestic market in April 2019 declined by 33%, at 9,403 units, compared to 14,028 units sold in April 2018. The MHCV cargo trucks continue to witness sluggish sales with the implementation of revised axle load norms. Post the axle load norms implementation, the freight carrying capacity of the MHCV parc has increased by 20%, but the freight growth has not been able to absorb this increased capacity resulting in lower demand for new trucks. The slowing economy coupled with purchase deferrals during election season have also contributed to subdued demand for MHCV cargo truck in the recent months. In the Tipper segment, Tata Motors sold 3,428 units in April 2019, grew by 1% over last year. The tipper segment has tapered down due to slowdown in execution of road and other infrastructure projects, dropping the utilization rates amongst fleet owners in recent months.

The I&LCV truck sales in April 2019 recorded a growth of 10% at 3,546 units as compared to 3,229 units sold in April 2018 as this segment has not been much affected by the low market sentiments. The demand in this segment has been led by the growth in the e-commerce sector and discretionary consumption. The new products introduced in the fast growing 15-16 Ton segment and CNG products have been well accepted by the customers and are contributing to over 10% in volumes.

The SCV Cargo and Pickup segment in April 2019, witnessed a drop in sales at 13,996 units, lower by 4%, as compared to 14,620 unit sold in April 2018. The farmers sentiment was impacted specially with the lower than expected MSP and procurement by Government, partially contributing to this slowdown.

The commercial passenger carrier segment sales in the domestic market in April 2019 at 2,983 units, were lower by 33% over last April. The MCV bus segment sales has been impacted due to the slowdown in the procurement of buses by STUs and the permits for private hiring. However, the school season demand is expected to be positive and volumes will pick up in the next two months. The Company is gearing up for the supply as per the new regulations, AIS 153. The order book for Winger ambulances is strong at over 2,500 units and the new product introduction of 15-seater Winger has witnessed good traction.

Domestic - Passenger Vehicles

Due to continued low market sentiments, the Tata Motors Passenger Vehicles domestic sales in April 2019 at 12,694 units, witnessed a drop of 26%, as compared with 17,235 units sold in April 2018. The on-going general elections also impacted demand generation in the market.

Export

The company’s sales from exports (CV and PV) in April 2019 was at 1,402 units, lower by 53% over last April. Several factors like high stocks in Bangladesh because of the contraction in retails during the last quarter due of elections, security concerns in Sri Lanka and slump in Middle East have affected the overall industry volumes in these markets.

-Ends-

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.